FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

August 4, 2011

Item 3:	News Release:

News release dated & issued on August 4, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced announce significant concentrations of Rhodium (Rh) in the first eleven holes of Phase IA drill program in the Dana North area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario

Item 5:	Full Description of Material Change:

Phase IA and IB drilling is completed and significant intervals of Platinum, Palladium and Rhodium mineralization has been intersected in the drill holes.

During Phase IA and IB 2011, Pacific North West Capital completed 32 holes totaling 7438 metres of drilling from April through June in Dana North Area.

The Company completed approximately 130 line-km 3D IP, ground geophysical data.  Based on preliminary geophysical results new drilling targets have been generated and final geophysical results will be announced shortly after completion.

Results to date are indicating a mineralized zone that is between 5 and 55 metr

Phase IC is slated to commence on expanded and new targets in August 2011.

See the full news release dated August 4, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

August 4, 2011